UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                   December                             , 2003
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                                 Frontline Ltd.
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                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F    X      Form 40-F
                            -------            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                      No   X
                           -------                 -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release issued by Frontline Ltd. on December 1, 2003

FOR IMMEDIATE RELEASE

FRONTLINE LTD. ANNOUNCES PROPOSED PRIVATE PLACEMENT OF SENIOR NOTES BY WHOLLY-OWNED SUBSIDIARY

Hamilton, Bermuda - December 1, 2003 - Frontline Ltd. (NYSE: FRO) today announced that its newly-formed wholly-owned subsidiary, Ship Finance International Limited ("SFIL"), is proposing to offer $580 million of Senior Notes through an institutional private placement. The Company intends to apply the proceeds of the offering in connection with SFIL's planned acquisition of 47 vessels from Frontline and a related refinancing of the vessels' senior secured indebtedness.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the Senior Notes.

The Senior Notes have not been registered under the Securities Act of 1933, as amended, or any state securities laws, and are being offered for resale only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to non-U.S. persons pursuant to Regulation S. Unless so registered, the Senior Notes may not be offered or sold in the United States except pursuant to an exemption from registration requirements of the Securities Act and applicable state securities laws.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of
1995

This press release contains "forward looking statements" regarding the expected amount of the proposed private placement and the acquisition of tankers by our newly-formed wholly-owned subsidiary. These statements are subject to a number of risks and uncertainties that could cause these statements to be incorrect or actual results to differ materially. These risks and uncertainties include changing market conditions in the tanker industry, market conditions for debt securities generally, securities issued by companies in the tanker industry and debt securities of SFIL, specifically, SFIL's ability to procure senior secured financing, and our ability and that of SFIL to complete the purchase of the tankers, and other factors described in our periodic reports filed with the Securities and Exchange Commission.


Hamilton, Bermuda
December 1, 2003

Contact persons:

Oscar Spieler,    +47 23 11 40 00
Inger M. Klemp,   +47 23 11 40 00

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                 Frontline Ltd.
                                            ------------------------
                                                  (Registrant)



Date     December 1, 2003            By  /s/ Kate Blankenship
                                         ---------------------
                                             Kate Blankenship
                                    Secretary and Chief Accounting Officer



02089.0022 #446649